UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


 QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935.

                For the quarterly period ended September 30, 2004


                                SCANA Corporation
-------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
-------------------------------------------------------------------------------
                    (Address of principal executive offices)






                                Table of Contents

                                      Item
                                 No. Title Page
------------ ------------------------------------------------------------------


1   Organization Chart                                                  2

2   Issuances and Renewals of Securities and Capital Contributions      3

3   Associate Transactions                                              3

4   Summary of Aggregate Investment                                     5

5   Other Investments                                                   6

6   Financial Statements and Exhibits                                   7





ITEM 1 - ORGANIZATION CHART

                     Name             Energy                                         Percentage
                      of                 or           Date              State        of Voting
                  Reporting        Gas - related       of                 of         Securities   Nature of
                   Company            Company     Organization      Organization        Held      Business

SCANA Corporation (a)
   SCANA Resources, Inc.            Energy      September 8, 1987    South Carolina     100%   Renders energy management services

   South Carolina Electric
    & Gas Company
(b)
      SC Coaltech No. 1 LP          Energy      April 7, 2000        Delaware           40%    Production and sale of synthetic fuel
      Coaltech No. 1 LP             Energy      March 7, 1997        Delaware           25%    Production and sale of synthetic fuel

   SCANA Energy Marketing, Inc.     Energy      June 30, 1987        South Carolina     100%    Markets natural gas

   ServiceCare, Inc.                Energy      September 30, 1994   South Carolina     100%    Provides service contracts on home
                                                                                                appliances and heating and air
                                                                                                conditioning units

   Primesouth, Inc.                 Energy      August 25, 1986      South Carolina     100%    Renders power plant management and
                                                                                                maintenance and other services

   Public Service Company of
     North Carolina,
     Incorporated (b)

      Clean Energy Enterprises,
        Inc.                        Energy      December 30, 1994    North Carolina     100%      Sells, installs and services
                                                                                                  compressed natural
                                                                                                  gas conversion equipment

      PSNC Blue Ridge Corporation   Energy      August 31, 1992      North Carolina     100%      Renders energy management services

     PSNC Cardinal Pipeline Company Energy      December 1, 1995     North Carolina     100%      Transportation of natural gas

   SCG Pipeline, Inc.               Energy      April 10, 2001       South Carolina     100%      Transportation of natural gas

   Cogen South LLC                  Energy      June 1, 1996         Delaware            50%      Operates boilers and turbines at a
                                                                                                  cogeneration facility

   South Carolina Pipeline
     Corporation                    Energy      September 9, 1977    South Carolina     100%      Transportation of natural gas

   SCANA Corporate Security
      Services, Inc.                Energy      March 19, 2004       South Carolina     100%      Renders technical, operational and
                                                                                                  management services


(a) The registered holding company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies. (b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                   Principal  Issue            Person to    Collateral  Consideration
                                                   Amount of   or    Cost of Whom Security  Given with     for Each
Company Issuing Security  Type of Security Issued  Security  Renewal Capital  Was Issued     Security      Security
------------------------  -----------------------  --------  ------- -------  ----------     --------      --------

    None

Company Contributing Capital                 Company Receiving Capital                       Amount of Capital Contribution

South Carolina Electric & Gas Company        SC Coaltech No. l LP                                          $2,960,000
South Carolina Electric & Gas Company        Coaltech No. l LP                                             $1,170,453

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

 Reporting Company           Associate Company         Types of Services    Direct Costs       Indirect       Cost of   Total Amount
 Rendering Services         Receiving Services              Rendered           Charged       Costs Charged    Capital      Billed
 ------------------         ------------------              --------           -------       -------------    -------      ------

SC  Coaltech No. 1 LP      South Carolina Electric
                            & Gas Company                 Synthetic fuel sales  $35,885,874         -           -     $35,885,874
Coaltech No. 1 LP          South Carolina Electric
                            & Gas Company                 Synthetic fuel sales  $16,798,857         -           -     $16,798,857
SCG Pipeline, Inc.         SCANA Energy Marketing, Inc.   Gas transportation     $1,982,890         -           -      $1,982,890
SCG Pipeline, Inc.         South Carolina Pipeline
                            Corporation                   Gas services               $9,975         -           -          $9,975
South Carolina Pipeline
 Corporation               South Carolina Electric
                            & Gas Company                  Gas sales and
                                                           construction         $57,260,285       $4,029        -     $57,264,314
South Carolina Pipeline
  Corporation              SCG Pipeline, Inc.             Operation of pipeline    $128,183      $15,834        -        $144,017
South Carolina Pipeline
  Corporation              ServiceCare, Inc.              Administrative               $375         -           -            $375
South Carolina Pipeline
  Corporation              Public Service Company of
                            North Carolina, Incorporated Consulting and
                                                            administrative           $5,564       $9,000        -         $14,564
South Carolina Pipeline
  Corporation               SCANA Energy Marketing, Inc.   Software                  $37,292         -           -         $37,292
SCANA Energy Marketing,
  Inc.                     South Carolina Pipeline
                             Corporation                   Software                       -      $12,371        -         $12,371
SCANA Energy Marketing,
  Inc.                     Public Service Company of
                            North Carolina, Incorporated   Maintenance                $1,547         -           -          $1,547
SCANA Energy Marketing,
  Inc.                     South Carolina Electric
                             & Gas Company                Gas sales, office rent
                                                           and maintenance         $27,910,037         -           -     $27,910,037
Primesouth, Inc.           South Carolina Electric
                             & Gas Company                Management and operation  $1,241,680         -           -      $1,241,680





PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

      Associate Company     Reporting Company          Type of Services       Direct Costs       Indirect      Cost of  Total Amount
      Rendering Services    Receiving Services             Rendered              Charged       Costs Charged   Capital    Billed
      ------------------    ------------------             --------              -------       -------------   -------     ------

South Carolina Electric
  & Gas Company              SC Coaltech No.1 LP      Coal  sales & handling      $38,846,073         -         -        $38,846,073
South Carolina Electric
  & Gas Company             Coaltech No. 1 LP         Coal sales & handling       $17,723,372         -         -        $17,723,372
South Carolina Electric
  & Gas Company             Primesouth, Inc.          Office space rental              $5,079         -         -             $5,079
South Carolina Electric
  & Gas Company             South Carolina Pipeline   Maintenance                     $75,120         -         -            $75,120
                            Corporation
South Carolina Electric
  & Gas Company             SCANA Energy Marketing,
                             Inc.                     Maintenance                     $18,690         -         -            $18,690
South Carolina Electric
  & Gas Company             ServiceCare, Inc.         Office space rental
                                                        & maintenance                  $8,183         -         -             $8,183
SCANA Services, Inc.        Primesouth, Inc.          Administrative                 $921,752         -         -           $921,752
SCANA Services, Inc.        SCG Pipeline, Inc.        Administrative & interest      $487,379     $22,206       -           $509,585
SCANA Services, Inc.        South Carolina Pipeline   Administrative & interest    $4,619,598    $843,291       -         $5,462,889
                            Corporation
SCANA Services, Inc.        SCANA Energy Marketing,
                             Inc.                     Administrative & interest    $7,489,281  $1,382,123     $683,023    $9,554,427
SCANA Services, Inc.        ServiceCare, Inc.         Administrative & interest      $635,110     $93,786       -           $728,896
Public Service Company of
 North Carolina,
 Incorporated               South Carolina Pipeline   Materials                        $8,794         -         -             $8,794
                            Corporation
Public Service Company of
  North Carolina,
  Incorporated              SCANA Energy Marketing,
                             Inc.                     Gas sales & maintenance        $327,734         -         -           $327,734
Public Service Company of
  North Carolina,
  Incorporated              ServiceCare, Inc.         Customer billing charge         $12,960         -         -            $12,960



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
         Total consolidated capitalization as of September 30, 2004            $6,195,578
(A)                            Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)                                           929,337                  Line 2
         Greater of $50 million or line
2                                                                                           $929,337       Line 3
         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                                      -
             Energy-related business category 2                                      -
             Energy-related business category 3                                      -
             Energy-related business category 4                                      -
             Energy-related business category 5                                      -
             Energy-related business category 6 (B)                                3,253
             Energy-related business category 7 (C)                                   1
             Energy-related business category 8                                       -
             Energy-related business category 9 (D)                               31,043
             Energy-related business category 10                                       -
                 Total current aggregate investment                                          $34,297      Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                                        $895,040     Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                                                -
         Gas-related business category 2                                                -
                 Total current aggregate investment                                              -
                                                                                       -----------------

(A) Includes common equity, preferred stock, long-term debt and current maturities and short-term borrowings.

(B) Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCANA Corporate Security, Inc.

(D) Consists of investment in SCG Pipeline, Inc.




ITEM 5 - OTHER INVESTMENTS
                 (Dollars in Thousands)

           Major line of energy-     Other investment in     Other investment in        Reason for difference
             related business         last U-9C-3 report     this U-9C-3 report          in Other Investment
             ----------------         ------------------     ------------------          -------------------

Energy-related business category 1
   SCANA Resources, Inc.                       $461               $470          Net earnings of subsidiary.

   PSNC Blue Ridge Corporation              $6,476               $6,393         Other comprehensive income (loss)
                                                                                    from derivatives and net
                                                                                    earnings of subsidiary.
Energy-related business category 3
   Clean Energy Enterprises, Inc.              $413               $392          Net losses of subsidiary.

Energy-related business category 4
   ServiceCare, Inc.                        $4,746               $5,296         Net earnings of subsidiary.

Energy-related business category 5
   SCANA Energy Marketing, Inc.            $16,061               $19,494        Other comprehensive income (loss)
                                                                                    from derivatives and net
                                                                                earnings
                                                                                    of subsidiary.
Energy-related business category 6
   Cogen South LLC                         $10,395               $9,583         Net earnings of investment, offset
                                                                                    by distributions received.

Energy-related business category 7
   Primesouth, Inc.                        $20,688               $17,841        Net earnings of subsidiary, offset
                                                                                   by dividends declared.

Energy-related business category 9
   PSNC Cardinal Pipeline Company          $15,315               $15,525        Net earnings of subsidiary.

   South Carolina Pipeline Corporation   $213,423               $212,847        Net earnings of subsidiary, offset
                                                                                    by dividends declared.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS

Exhibit  A-1   SC Coaltech No. 1 LP Balance Sheet as of September 30, 2004 -
               filed under confidential treatment pursuant to Rule 104(b)
Exhibit  A-2   SC Coaltech No. 1 LP Income Statement for the Periods ended
               September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit  B-1   SCANA Resources, Inc. Balance Sheet as of September 30, 2004-
               filed under confidential treatment pursuant to Rule 104(b)
Exhibit  B-2   SCANA Resources, Inc. Income Statement for the Periods ended
               September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit  C-1   SCANA Energy Marketing, Inc. Balance Sheet as of September 30,
               2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit  C-2   SCANA Energy Marketing, Inc. Income Statement for the Periods
               ended September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit  D-1   ServiceCare, Inc. Balance Sheet as of September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit  D-2   ServiceCare, Inc. Income Statement for the Periods ended
               September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit  E-1   Primesouth, Inc. Balance Sheet as of September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit  E-2   Primesouth, Inc. Income Statement for the Periods ended September
               30, 2004-filed under confidential treatment pursuant to Rule
               104(b)
Exhibit  F-1   Clean Energy Enterprises, Inc. Balance Sheet as of September 30,
               2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit  F-2   Clean Energy Enterprises, Inc. Income Statement for the Periods
               ended September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit  G-1   PSNC Blue Ridge Corporation Balance Sheet as of September 30,
               2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit        G-2 PSNC Blue Ridge Corporation Income Statement for the
               Periods ended September 30, 2004-filed under confidential
               treatment pursuant to Rule 104(b)
Exhibit  H-1   SCG Pipeline, Inc. Balance Sheet as of September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit  H-2   SCG Pipeline, Inc. Income Statement for the Periods ended
               September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit  I-1   Coaltech No. 1 LP Balance Sheet as of September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit  I-2   Coaltech No. 1 LP Income Statement for the Periods ended
               September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit  J-1   Cogen  South LLC Balance Sheet as of September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit        J-2 Cogen South LLC Income Statement for the Periods ended
               September 30, 2004-filed under confidential treatment
               pursuant to Rule 104(b)
Exhibit  K-1   PSNC Cardinal Pipeline Company Balance Sheet as of September 30,
               2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit        K-2 PSNC Cardinal Pipeline Company Income Statement for
               the Periods ended September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit        L-1 South Carolina Pipeline Corporation Balance Sheet as
               of September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)

Exhibit        L-2 South Carolina Pipeline Corporation Income Statement
               for the Periods ended September 30, 2004-filed under
               confidential treatment pursuant to Rule 104(b)
Exhibit  M-1   SCANA Corporate Security Services, Inc. Balance Sheet as of
               September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)
Exhibit  M-2   SCANA Corporate Security Services, Inc. Income Statement for the
               Period ended September 30, 2004-filed under confidential treatment pursuant to Rule 104(b)


EXHIBITS

Exhibit  N       Certificate of SCANA Corporation

                                                     SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the th day of November 2004.



                                    SCANA Corporation
                                Registered holding company





                        By:  s/James E. Swan, IV
                             ---------------------------------------
                               James E. Swan, IV
                                    (Name)

                                Controller
                                 (Title)

                             November 23, 2004
                                 (Date)

                                                           Exhibit M



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended June 30, 2004, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





November 23, 2004              By: s/James E. Swan, IV
                                  -------------------------------------------
                                   James E. Swan, IV
                                   Controller
                                   (principal accounting officer)